SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accelr8 Technology Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00430 420 0
(CUSIP Number)

Copies to:
Abeja Ventures, LLC	Daniel M. Mahoney
Attn: Lawrence Mehren, Manager	Snell & Wilmer L.L.P.
5661 North Calle Mayapan	One Arizona Center
Tuscon, Arizona 85718	Phoenix, Arizona 85004
(520) 344-9508	(602) 382-6206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004304 20 0

1	Names of Reporting Persons.
Abeja Ventures, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	28,000,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	28,000,000
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	28,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	71.6%
14	Type of Reporting Person	OO

CUSIP No. 004304 20 0

CUSIP No. 004304 20 0

1	Names of Reporting Persons.
Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	28,000,000
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	28,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person	28,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	71.6%
14	Type of Reporting Person	IN

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CUSIP No. 004304 20 0

CUSIP No. 004304 20 0

1	Names of Reporting Persons.
John Patience
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	28,000,000
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	28,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person	28,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	71.6%
14	Type of Reporting Person	IN

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CUSIP No. 004304 20 0

CUSIP No. 004304 20 0

1	Names of Reporting Persons.
Lawrence Mehren
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	580,000
	8	Shared Voting Power	28,000,000
	9	Sole Dispositive Power	580,000
	10	Shared Dispositive Power	28,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person	28,580,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	72.0%
14	Type of Reporting Person	IN

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CUSIP No. 004304 20 0

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Accelr8 Technology Corporation, a Colorado corporation (the “Company”). The Company’s principal executive offices are located at 7000 North Broadway, Building 3-307, Denver, Colorado 80221.

Item 2. Identity and Background

(a)          The persons filing this Section 13D are Abeja Ventures, LLC, a Delaware limited liability company (“Abeja”), Jack W. Schuler, a citizen of the United States (“Schuler”), John Patience, a citizen of the United States (“Patience”), and Lawrence Mehren, a citizen of the United States (“Mehren” and, collectively with Abeja, Schuler and Patience, the “Reporting Persons”).

(b)          The address of Abeja’s principal office, and Mehren’s business address, is 5661 N. Calle Mayapan, Tucson, Arizona 85718. The business address of Schuler and Patience is 28161 North Keith Drive, Lake Forest, Illinois 60045.

(c)          Abeja was formed for purposes of facilitating the transaction described below in this Schedule 13D. Schuler is a manager of Abeja, a private investor, and a member of the board of directors of several companies, including the Company, Stericycle, Inc. (NASDAQ: SRCL), Quidel Corporation (NASDAQ: QDEL), and Medtronic, Inc. (NYSE: MDT). Patience is a manager of Abeja, a private investor, and a member of the board of directors of the Company and Stericycle, Inc. (NASDAQ: SRCL). Mehren is a manager of Abeja, Chief Executive Officer of the Company, and a member of the Company’s board of directors.

(d)          During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f)          Each of Schuler, Patience and Mehren is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On June 26, 2012, Abjea purchased 14,000,000 shares of Common Stock directly from the Company in a private placement transaction for an aggregate cash purchase price of $14,420,000. Abeja also acquired a warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $1.03 per share, and a warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $2.00 per share, with each such warrant exercisable prior to the fifth anniversary of the closing of the transaction. No additional consideration was paid for the warrants. The cash purchase price for the shares was paid out of Abeja’s general working capital, and none of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

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CUSIP No. 004304 20 0

Item 4. Purpose of Transaction

Abeja purchased the securities referenced in Item 3 above to acquire a controlling interest in the Company, and to provide sufficient capital to support the Company’s research and development, product development and marketing initiatives. If and when the warrants acquired by Abeja are exercised, Abeja (or its assignees) may acquire additional shares of Common Stock, and additional capital would be made available to support the Company’s business.

In connection with Abeja’s acquisition of the securities, Charles E. Gerretson and John D. Kucera resigned as directors of the Company, David Howson resigned as President and director of the Company, and Thomas Geimer resigned as the Chief Executive Officer and Chief Financial Officer of the Company. Mr. Geimer continues to serve as a director of the Company. Also upon the closing, Schuler, Patience and Mehren were appointed to the Company’s board of directors. Mehren was also appointed as the Chief Executive Officer of the Company. On July 2, 2012, Matthew Strobeck, Ph.D. was appointed to the Company’s board of directors. The Reporting Persons anticipate that additional board and/or management appointments may be made in the near future.

On June 26, 2012, the Company’s stockholders approved certain amendments to the Company’s Articles of Incorporation, as amended, to (i) increase the number of authorized shares of Common Stock by 26,000,000 shares, to a total of 45,000,000 shares, and (ii) permit the Company’s stockholders to take action by less than unanimous written consent in the manner contemplated by Colorado law. The Reporting Persons anticipate that amendments to the Company’s Bylaws will be approved in the near future, which will corresponding permit the Company’s stockholders to take action by less than unanimous written consent and also reduce the quorum threshold for stockholder meetings to holders of one-third of the Company’s issued and outstanding Common Stock.

Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)          Each of Abeja, Schuler and Patience beneficially owns 28,000,000 shares of Common Stock, which represents approximately 71.6% of the issued and outstanding shares of Common Stock (based on the 11,103,367 shares of Common Stock stated to be outstanding as of April 30, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2012, and taking into account the issuance of 14,000,000 shares to Abeja on June 26, 2012, and the potential issuance of an additional 14,000,000 shares pursuant to the warrants issued to Abeja on the same date). Mehren beneficially owns 28,580,000 shares of Common Stock, including the shares he beneficially owns indirectly through Abeja and 580,000 shares issuable to him upon the exercise of stock options that are vested or vest within 60 days of the date hereof. Each of Schuler, Patience and Mehren disclaims beneficial ownership of the shares owned by or issuable to Abeja except to the extent of his pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13, Section 16 or for any other purpose.

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CUSIP No. 004304 20 0

(b)          Abeja has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 28,000,000 shares of Common Stock owned by or issuable to it. Schuler, Patience and Mehren (as managers of Abeja) share the power to vote or direct the vote of, and share power to dispose or direct the disposition of, such shares. Mehren has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 580,000 shares issuable to him upon the exercise of stock options that are vested or vest within 60 days of the date hereof.

(c)          The Reporting Persons acquired all of the shares (and warrants) owned by Abeja within the last 60 days directly from the Company in a private placement transaction that closed on June 26, 2012. Abeja paid an aggregate cash purchase price of $14,420,000 for such securities. Mehren acquired the stock options held by him pursuant to an equity award by the Company that was made on April 20, 2012.

(d)          In the event that the shares owned by Abeja (now or in the future) are sold, certain members of Abeja (other than Schuler, Patience and Mehren) will receive proceeds from such sale. No such other member has an interest relating to more than five percent of Common Stock. Otherwise, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The members and managers of Abeja, including Schuler, Patience and Mehren, have entered into a customary Limited Liability Company Agreement that governs the management and operations of Abeja. Among other things, Abeja’s Limited Liability Company Agreement contains certain rights and obligations of the managers with respect to the voting and disposition of the securities held by Abeja, as well as limitations on the members’ ability to transfer their membership interests in Abeja.

Except as otherwise described in this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) exist between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The securities referenced herein have not been pledged and are not otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any securities.

Item 7. Material to be Filed as Exhibits

1.          Joint Filing Agreement of the Reporting Persons

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 9, 2012	ABEJA VENTURES, LLC

	By:	/s/ Lawrence Mehren
Lawrence Mehren, Manager

Date: July 9, 2012	By:	/s/ Jack W. Schuler
Jack W. Schuler, individually

Date: July 9, 2012	By:	/s/ John Patience
John Patience, individually

Date: July 9, 2012	By:	/s/ Lawrence Mehren
Lawrence Mehren, individually

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EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed on or about the date set forth below, and any amendments thereto, with respect to the beneficial ownership by the undersigned of shares of common stock, no par value per share, of Accelr8 Technology Corporation, a Colorado corporation, is being filed on behalf of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D, and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement will be included as an exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this agreement to be executed on their behalf this 9 day of July, 2012.

ABEJA VENTURES, LLC

By:	/s/ Lawrence Mehren
Lawrence Mehren, Manager

By:	/s/ Jack W. Schuler
Jack W. Schuler, individually

By:	/s/ John Patience
John Patience, individually

By:	/s/ Lawrence Mehren
Lawrence Mehren, individually